UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)
CRAFTMADE INTERNATIONAL, INC.
(Name of Subject Company)
CRAFTMADE INTERNATIONAL, INC.
(Name of Persons Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
22413E104
(CUSIP Number of Class of Securities)
C. Brett Burford
Chief Financial Officer
Craftmade International, Inc.
650 South Royal Lane, Suite 100
Coppell, Texas 75019
(972) 393-3800
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies To:
Brian D. Barnard
201 Main Street, Suite 2200
Fort Worth, Texas 76102
(817) 347-6600

☐	Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

     This Amendment No. 2 to the Schedule 14D-9 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2010, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on March 31, 2010 (the “Schedule 14D-9”), by Craftmade International, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 was filed in relation to the unsolicited tender offer by Litex Acquisition #1, LLC (“Purchaser”), a Texas limited liability company and wholly owned subsidiary of Litex Industries, Limited, a Texas limited partnership (“Litex”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, including the associated preferred stock purchase rights, in exchange for $5.25 per share, net to the seller in cash (less any applicable withholding taxes and without interest), and on the terms and subject to the conditions described in the Purchaser’s Tender Offer Statement on Schedule TO originally filed with the SEC on March 2, 2010, as amended.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 9. Exhibits
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits immediately after exhibit (a)(6):
     (a)(7) Press release issued by the Company on April 9, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CRAFTMADE INTERNATIONAL, INC.
By:	/s/ C. Brett Burford
C. Brett Burford
Chief Financial Officer

Dated: April 9, 2010